ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

October 30, 2023

Office of Industrial Applications and Services
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St NE
Washington, DC 20549

Attention:	Jane Park
Katherine Bagley

Re:	NorthView Acquisition Corporation Amendment No. 4 to Registration Statement on Form S-4 Filed October 6, 2023 File No. 333-269417

To Whom It May Concern:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). Contemporaneous with the submission of this correspondence, NorthView filed its Amendment No. 5 (the “Amendment”) to its Registration Statement on Form S-4 (File No. 333-269417). Pursuant to the comments by the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), set forth in its letter dated October 23, 2023 (the “Comment Letter”), and addressed to Jack Stover, Chief Executive Officer of NorthView, the Amendment responds to the Staff’s comments included in the Comment Letter. For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and NorthView’s response follows each comment.

Amendment No. 4 to Registration Statement on Form S-4 Filed October 6, 2023

Updated Projections, page 122

1.
We note your response to comment 5. We note your disclosures regarding the assumed impact of various collaborations and partnerships on projected revenue amounts for Lumee Glucose. In a similar manner, please also address the assumed impact of collaborations and partnerships disclosed on the projected revenue amounts of Lumee Oxygen.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 120 accordingly.

October 30, 2023 Page 2

2.	We note your response to comment 6 and have the following additional comments regarding the first tabular presentation on page 123:

•	There appear to be many computational errors in your determination of Net Loss and Comprehensive Loss and EBITDA. Please advise or revise your table accordingly;

•
Explain why the interest expense/(income), net amounts and the income tax expense/(benefit) amounts presented in the determination of Net Loss do not agree to the adjustments presented to arrive at EBITDA;

•	Explain why you do not present Total Operating Expense for 2023; and

•	Explain why you present Net Loss and Comprehensive Income rather Net Loss.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 123 accordingly. We further advise the staff that Net Loss and Comprehensive Income represent the same amounts for each year presented in the projections.

3.	We have the following comments on your Non-GAAP Financial Measures tabular presentation:

•	We note your determination of Net Cash Flow on the bottom of page 123 assumes no capital expenditures. Please expand your disclosures to provide support for this assumption; and

•	We note that you do not present any depreciation & amortization in your calculation of EBITDA. Reconcile this to the first table on page 123 which reflects depreciation and amortization amounts.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 123 and 127 accordingly.

Revenue Assumptions, page 124

4.	We note your revised disclosure in response to comment 3, including that additional key assumptions include:

•	“The Lumee Glucose growth rate from 2025 through 2028 is equal to 719%, 126%, 60%, 60% and the average penetration rate across all indications and markets in 2028 equal to 0.86%;” and

•	“The Lumee Oxygen growth rates per year 2024 through 2028 to 883%, 247%, 86%, 71%, 46% and the average penetration rate across all indications and markets in 2028 is equal to 1.86%.”

Please clarify the bases for your assumptions of the growth rates for Lumee Glucose and Lumee Oxygen, particularly that the growth rate for Lumee Glucose in 2025 will be equal to 719% and the growth rate for Lumee Oxygen in 2024 will be 883%, given your operating history. Please also briefly describe how management determined these growth rates to be reasonable.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 125 and 126 accordingly.

5.
We note your disclosure throughout your “Updated Projections” section that certain estimates and assumptions are based on, among other things, third-party estimates in published literature. Where appropriate throughout this section, please provide citations to relevant sources for your estimates and assumptions.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on pages 124 and 125 accordingly.

* * * * *

October 30, 2023 Page 3

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Amendment. We expect to file a Rule 461 request as soon as the Staff confirms that it has no further comments.

Respectfully submitted,

Ralph V. De Martino

RVD/mc
cc: Jack Stover